UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A/A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby amends its original Notification of Registration on Form N-8A (File No. 811-22797) for the purpose of reflecting the change to its name, and in connection with such notification of registration submits the following information:

Name:	FS Global Credit Opportunities Fund—D
formerly known as FS Global Credit Opportunities Fund—R

Address of Principal Business Office (No. & Street, City, State, Zip Code):

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

Telephone Number (including area code):

(215) 495-1150

Name and Address of Agent for Service of Process:

Michael C. Forman

President and Chief Executive Officer

FS Global Credit Opportunities Fund—D

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

With Copies of Notices and Communications to:

James A. Lebovitz, Esq.

David J. Harris, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES  ☐    NO  ☒

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Philadelphia and Commonwealth of Pennsylvania on the 10th day of June, 2013.

FS GLOBAL CREDIT OPPORTUNITIES FUND—D

/s/ Michael C. Forman
By:	Michael C. Forman
President and Chief Executive Officer

Attest:	/s/ Stephen S. Sypherd
Stephen S. Sypherd
Vice President, Secretary and Treasurer